SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 31 August 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 21 August 2007
99.2	Submission of Interim Report dated 24 August 2007
99.3	Notice of Results dated 24 August 2007

99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance with both DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Anthony South

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 13 29/47 pence each

6. Nature of the transaction

Award of conditional shares on 20 August 2007 under the Company's Short Term
Deferred Incentive Plan

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

10,313

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

9. Price per share or value of transaction

Not applicable

10. Date and place of transaction

20 August 2007, United Kingdom

11. Total holding and notifiable interests in shares following notification

181,364 Ordinary Shares

12. Date issuer informed of transaction

20 August 2007

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

21 August 2007

END

99.2

24 AUGUST 2007

                       INTERCONTINENTAL HOTELS GROUP PLC
                              INTERIM REPORT 2007

The Company's Interim Report 2007 has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority
Document Viewing Facility which is situated at:

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Catherine Springett
Head of Secretariat
01753 410 242

99.3

24 AUGUST 2007

                       INTERCONTINENTAL HOTELS GROUP PLC
                      NOTICE OF THIRD QUARTER 2007 RESULTS

InterContinental Hotels Group PLC will be announcing its third quarter 2007 results on Tuesday, 6 November 2007.

For further information, please contact:

Paul Edgecliffe-Johnson, Investor Relations                       01753 410211
Leslie McGibbon, Corporate Affairs                                01753 410425

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	31 August 2007